June 30, 2015

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Larry Spirgel

Re:	Yelp Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 27, 2015
Form 10-Q for the Quarter Ended March 31, 2015
Filed May 1, 2015
File No. 001-35444

Ladies and Gentlemen:

Yelp Inc. (“we,” “us,” “our” or the “Company”) is providing this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 5, 2015 (the “Comment Letter”), regarding our Annual Report on Form 10-K for the year ended December 31, 2014 (the “Annual Report”) and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 (the “Quarterly Report”). The following information is provided in response to the Staff’s comments included in the Comment Letter, which comments we have incorporated into this response letter in italics for the Staff’s convenience. Please note that the headings and numbering set forth below correspond to the headings and numbering reflected in the Comment Letter.

Form 10-K for the Year Ended December 31, 2014

Description of the Business, page 1

1.	You note that you utilize software that uses objective standards to determine the “reliability and utility of reviews” submitted by users. Elsewhere in your disclosure you have provided examples of objective criteria that would cause a review to be removed from your site, such as violating your terms of use. Please also provide examples of objective criteria that would label a review either recommended or not recommended.

Yelp Inc. • 140 New Montgomery Street, San Francisco, California 94105 • Telephone: 415.908.3801 • Fax: 415.908.3833

We acknowledge the Staff’s comment and we will revise the disclosure in our Annual Report on Form 10-K for the year ending December 31, 2015 and, to the extent applicable, other future filings substantially as follows (marked to show changes from our prior disclosure in the Annual Report):

Automated Recommendation Software. We use proprietary software to analyze the relevance, reliability and utility of each review submitted to our platform. The software applies the same objective standards to each review based on a wide range of data associated with ~~each~~ the review and reviewer, ~~—~~ regardless of whether the business being reviewed advertises on Yelp. These objective standards include various measures of relevance, reliability and utility, such as the reviewer’s type and level of activity on Yelp (which might correspond to the reviewer’s reliability or suggest reviewer biases) and whether certain reviews originate from related IP addresses (which might mean the reviews were submitted by the same person). The results of this analysis can change over time as the software factors in new information, which may result in reviews that were previously recommended becoming not recommended, and reviews that were previously not recommended being restored to recommended status. Reviews that the software deems to be the most useful and reliable are published directly on business listing pages, though neither we nor the software purport to establish whether or not any individual review is authentic. As of December 31, 2014, our software was recommending approximately 70% of the reviews submitted to our platform. Reviews that are not recommended are published on secondary pages and do not factor into a business’s overall star rating. As of December 31, 2014, 23% of the reviews submitted to our platform were not recommended but still accessible on our platform.

2.	Please expand your disclosure to discuss in greater detail why you expect traffic numbers to be weakest in the fourth quarter.

We respectfully advise the Staff that our expectations about fourth quarter traffic are based solely on traffic trends observed to date. Although we are unable to state with certainty the underlying cause or causes of this trend at this time, we believe it may be related to consumers spending less time searching for local businesses during the year-end holidays. We will clarify this by revising the disclosure in our Annual Report on Form 10-K for the year ending December 31, 2015 and, to the extent applicable, other future filings substantially as follows (marked to show changes from our prior disclosure in the Annual Report):

Our business is affected both by cyclicality in business activity and by seasonal fluctuations in Internet usage and advertising spending. We believe that our rapid growth has masked most of the cyclicality and seasonality of our business. As our revenue growth rate slows, we expect that the cyclicality and seasonality in our business may become more pronounced, causing our operating results to fluctuate. In particular, based on historical trends, we expect traffic numbers to be weakest in the fourth quarter of the year in connection with end of the year holidays.

3.

You make several references to indicators such as “unique visitors,” “mobile unique visitors,” and “number of reviews.” In your disclosure, please indicate how these non-financial performance indicators are tied to your revenue, including whether they are used in considering economic arrangements between yourself and advertisers. If other non-financial performance indicators are used in considering these arrangements, please acknowledge them as well.

Yelp Inc. • 140 New Montgomery Street, San Francisco, California 94105 • Telephone: 415.908.3801 • Fax: 415.908.3833

We acknowledge the Staff’s comment and we will revise the disclosure in our Annual Report on Form 10-K for the year ending December 31, 2015 and, to the extent applicable, other future filings substantially as follows (marked to show changes from our prior disclosure in the Annual Report):

At the heart of our business are the vibrant communities of contributors across the world that contribute the content on our platform. These contributors provide rich, firsthand information about local businesses in the form of reviews and ratings, tips, photos and videos. Each review, tip, photo and video expands the breadth and depth of the content on our platform, which drives a powerful network effect: the expanded content draws in more consumers and more prospective contributors. Although measures of our content (including our cumulative review metric) and traffic (including our desktop and mobile unique visitors metrics) do not factor directly into the advertising arrangements we have with our advertising customers, this network effect underpins our ability to deliver clicks and ad impressions to advertisers. ~~This~~ Increases in ~~content and consumer traffic in turng~~these metrics also improve~~s~~ our value proposition to local businesses as they seek easy-to-use and effective advertising solutions. For this reason, we foster and support communities of contributors and make the consumer experience our highest priority.

Risk Factors

“Consumers are increasingly using mobile devices to access online services…,” page 15

4.

You mention that you have limited experience in monetizing mobile products. Please expand on the challenges you have faced in meeting the needs of a mobile platform, including what is currently being done to monetize this plattform and the effectiveness of your efforts.

We acknowledge the Staff’s comment and we will revise the disclosures in our future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ending June 30, 2015, substantially as follows (marked to show changes from our prior disclosure in the Annual Report and Quarterly Report):

Consumers are increasingly using mobile devices to access online services. If our mobile platform and mobile advertising products are not compelling, or if we are unable to operate effectively on mobile devices, our business could be adversely affected.

…

Yelp Inc. • 140 New Montgomery Street, San Francisco, California 94105 • Telephone: 415.908.3801 • Fax: 415.908.3833

In addition, ~~if our mobile advertising products prove ineffective, our advertisers may stop or reduce their advertising with us. Although we currently deliver advertising on our mobile app and mobile website,~~ the mobile ~~advertising~~ market remains a new and evolving market with which we have limited experience.~~;~~ As new devices and platforms are released, users may begin consuming content in a manner that is more difficult to monetize. Similarly, as mobile advertising products develop, demand may increase for products that we do not offer or that may alienate our user base. Although we currently deliver local and display advertising on both our mobile app and mobile website, our continued success depends on our efforts to innovate and introduce enhanced mobile solutions. If our efforts to develop compelling mobile advertising products are not successful — as a result of, for example, the difficulties detailed above — advertisers may stop or reduce their advertising with us. At the same time, we must balance advertiser demands against our commitment to prioritizing the quality of user experience over short-term monetization. For example, we might not run video ads despite advertiser demand for them if we believe such ads will have a negative effect on user experience that outweighs the short-term benefit of the ads. While we believe our products have generally met these challenges to date, with X% of ad impressions delivered on mobile in the three months ended June 30, 2015, if we are not able to continue to do so,~~Given our limited experience in monetizing mobile products,~~ we may not be able to generate meaningful revenue from our mobile products despite the expected growth in mobile usage. ~~For example, we may be unable to attract new advertisers if our mobile advertising products are not compelling or we fail to continue to innovate and introduce enhanced mobile solutions. Similarly, if we incur excessive expenses in these efforts or our products are insufficiently profitable, our ability to grow revenue would be negatively affected. However, if our mobile solutions alienate our user base, our business may also suffer. Accordingly, we must balance these considerations against our commitment to prioritizing the quality of user experience over short-term monetization, which we may not do effectively.~~

“If our users fail to contribute high quality content or their contributions are not valuable to other users, our traffic and revenue could be negatively affected,” page 16

5.	Please disclose whether robots or spam accounts posting false reviews on your platforms have any material adverse effect or risk on your ability to provide consumers with valuable content.

We acknowledge the Staff’s comment and we will revise the disclosures in our future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ending June 30, 2015, substantially as follows (marked to show changes from our prior disclosure in the Annual Report and Quarterly Report):

If our users fail to contribute high quality content or their contributions are not valuable to other users, our traffic and revenue could be negatively affected.

Yelp Inc. • 140 New Montgomery Street, San Francisco, California 94105 • Telephone: 415.908.3801 • Fax: 415.908.3833

Our success in attracting users depends on our ability to provide consumers with the information they seek, which in turn depends on the quantity and quality of the content contributed by our users. We believe that as the depth and breadth and depth of the content on our platform grow, our platform will become more widely known and relevant to broader audiences, thereby attracting new consumers to our service. However, if we are unable to provide consumers with the information they seek, they may stop or reduce their use of our platform, and traffic to our website and on our mobile app will decline. If our user traffic declines, our advertisers may stop or reduce the amount of advertising on our platform and our business could be harmed. Our ability to provide consumers with valuable content may be harmed:

●	if our users do not contribute content that is helpful or reliable;
●	if our users remove content they previously submitted;
●	as a result of user concerns that they may be harassed or sued by the business they review, instances of which have occurred in the past and may occur again in the future; and
●	as users increasingly contribute content through our mobile platform, because content contributed through mobile devices tends to be shorter than desktop contributions.

Similarly, if robots, shills or other spam accounts are able to contribute a significant amount of recommended content, or consumers perceive a significant amount of our recommended content to be from such accounts, our traffic and revenue could be negatively affected. Although we do not believe content from these sources has had a material impact to date, if our automated software recommends a substantial amount of such content in the future, our ability to provide high quality content would be harmed and the consumer trust essential to our success could be undermined.

In addition, if our platform does not provide current information about local businesses or users do not perceive reviews on our platform as relevant, our brand and business could be harmed. For example, we do not phase out or remove dated reviews, and consumers may view older reviews as less relevant, helpful or reliable than more recent reviews.

Yelp Inc. • 140 New Montgomery Street, San Francisco, California 94105 • Telephone: 415.908.3801 • Fax: 415.908.3833

Local Advertising, page F-10

6.

We note your disclosure that local advertising revenue is generated primarily through fixed monthly fee advertising plans and is recognized ratably over the service period, net of customer discounts. Please update your disclosure to include your revenue recognition policy for performance-based advertising or CPC arrangements.

We acknowledge the Staff’s comment and we will revise the disclosure in our Annual Report on Form 10-K for the year ending December 31, 2015 and, to the extent applicable, other future filings substantially as follows (marked to show changes from our prior disclosure in the Annual Report):

Local Advertising—Local advertising revenue is generated primarily through fixed monthly fee and performance-based advertising plans ~~with local businesses~~ for advertising placements on the Company’s website and mobile app. Revenue is recognized ratably over the service period, net of customer discounts for fixed fee plans. Revenue from the delivery of performance-based ads is recognized in the period of delivery. The arrangements are evidenced by written and/or electronic acceptance of the Company’s agreement that stipulates the volume of advertising to be delivered and the pricing.

Form 10-Q for the Quarter Ended March 31, 2015

Condensed Consolidated Statements of Cash Flows, page 4

7.	Tell us the nature of the 189% increase in the provision for doubtful accounts and sales returns relative to your 55% revenue growth during the quarter just ended.

We respectfully advise the Staff that the increase in our provision for doubtful accounts and sales returns was driven by an observed temporary increase in slower paying accounts and terminations of contracts. This was the result of a new product offering that required several months to develop proper messaging to set expectations with customers. As our allowance for doubtful accounts is more heavily impacted by our experience with recent sales than with renewal sales, this type of issue has a disproportionate effect on the provision when compared to overall sales growth. We have since seen a return to a more normal rate of collections as a result of refocused efforts by our sales, account management and collections teams.

Local Advertising, page 20

8.

Addressing the trend towards performance-based advertising, please disclose to what extent CPC advertising contributed to the growth in local advertising revenue and whether the clicks were generated primarily through your mobile-optimized website and mobile app. Refer to Item 303 of Regulation S-K.

We acknowledge the Staff’s comment and we will revise the disclosures in our future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ending June 30, 2015, substantially as follows (marked to show changes from our prior disclosure in the Quarterly Report, but using prior disclosure numbers for illustration purposes):

Our local advertising revenue increased to $42.1 million, or 55%, primarily due to a significant increase in the number of customers purchasing local advertising plans as we expanded our sales force to reach more local businesses. While this growth was driven primarily by purchases of cost-per-impression advertising plans, revenue from cost-per-click advertisers increased from 17% to 40% of local advertising revenue year over year. In the quarter ended March 31, 2015, a majority of both ad impressions and clicks were delivered on mobile.

Yelp Inc. • 140 New Montgomery Street, San Francisco, California 94105 • Telephone: 415.908.3801 • Fax: 415.908.3833

Brand Advertising, page 20

9.

Please disclose the reasons for the 11% decline in brand advertising, which we understand is a high margin business for you. In your public statements, you attributed such decline to the industry headwinds related to the shift to programmatic advertising and the lower CPM.

We acknowledge the Staff’s comment and we will revise the disclosures in our future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ending June 30, 2015, substantially as follows (marked to show changes from our prior disclosure in the Quarterly Report):

Our brand advertising revenue [increased/decreased] $X million, or X%, primarily due to [an increase/a decrease] in the number of brand advertisers. We expect our brand advertising revenue to continue to be volatile in the near- to mid-term due to trends in the broader online advertising industry. In particular, we expect it to be negatively affected by the broader industry shift toward programmatic advertising, which may have the effect of reducing the market price of cost-per-impression advertising, and by advertiser demand for products disruptive to the consumer experience, such as video ads, that we do not support.

***

The Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (415) 525-8300 or David Peinsipp of Cooley LLP, the Company’s outside legal counsel, at (415) 693-2177 if you have any questions or would like additional information regarding these matters.

Sincerely,

/s/ Rob Krolik

Rob Krolik
Chief Financial Officer, Yelp Inc.

cc:	Laurence Wilson, General Counsel
David Peinsipp, Cooley LLP

Yelp Inc. • 140 New Montgomery Street, San Francisco, California 94105 • Telephone: 415.908.3801 • Fax: 415.908.3833